Exhibit 99.6

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2005

The following Management Discussion and Analysis (“MD&A”) of EuroZinc Mining Corporation (“EuroZinc” or the “Company”) has been prepared as of August 9, 2005 and is intended to supplement and complement the accompanying unaudited interim consolidated financial statements and notes for the three and six months ended June 30, 2005, which are included in the Quarterly Report.  This MD&A should also be read in conjunction with the audited consolidated financial statement and related MD&A for the year ended December 31, 2004.  Please also refer to the cautionary statement of forward-looking information at the end of the MD&A.  Additional information relating to the Company is available on the SEDAR website at www.sedar.com.  All financial information contained in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and all dollar amounts, including comparatives, are expressed in US dollars unless otherwise noted.

EuroZinc is a Canadian mining company that owns and operates the Neves-Corvo copper mine in southern Portugal and the Aljustrel mine located 40 km from the Neves-Corvo mine.  Both mines are poly-metalic deposits containing, among other metals, copper, zinc, lead, silver and indium. The Aljustrel mine is currently on care and maintenance, pending a decision to place the mine into production.  The decision will be based on establishing satisfactory agreements with labour union and government on some outstanding key issues.  Concurrently, the Company is considering financing alternatives, which do not include issuance of additional equity.  At Neves-Corvo work is underway on developing the optimum copper and zinc production plan and zinc production is scheduled to begin in July 2006.

The following discussions and comparatives are for the current quarter and the first quarter 2005 as the comparative results for the second quarter 2004 are not meaningful since the Company purchased the Neves-Corvo mine on June 18, 2004 and would include only twelve days of operating results.

Highlights for the second quarter 2005

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Net revenue of $58.8 million in the quarter and $122.2 million in the first half of 2005;

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Cash flow of $34.2 million (Cdn$0.08 per share – diluted) in the quarter and $54.1 million (Cdn$0.13 per share – diluted) in the first half of 2005;

•

Net earnings of $13.8 million (Cdn$0.03 per share – diluted) in the quarter and $32.4 million (Cdn$0.08 per share – diluted) in  the first half of 2005;

•

Total debt reduced by $44.4 million in the quarter and a further reduction of $15.9 million subsequent to end of quarter;

•

Production of 52.9 million pounds (24,000 tonnes) of contained copper in concentrate during the quarter and 99.3 million pounds (45,029 tonnes) of contained copper in concentrate in the first half of 2005;

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Cash cost of $0.73 per pound of payable copper in the quarter and $0.75 per pound of payable copper in the first half of 2005; and

•

Exploration drilling on the Zambujal ore body at Neves-Corvo yields high grade copper – zinc intersections.

Financial Highlights

Net earnings in the quarter were $13.8 million or $0.03 per share compared to $18.6 million in the first quarter.  Net earnings decreased $4.8 million from the first quarter due primarily to a change in the amortization rate and fewer shipments.  Net revenue was $58.8 million in the quarter as compared to $63.4 million in the first quarter.  Cash flow from operating activities was $34.2 million or $0.07 per share for the second quarter compared to $19.8 million or $0.04 per share for the first quarter.  The cash position was $29.3 million at June 30, 2005 which was in line with the cash position at the beginning of the year.

Operating cash flow and the decline in the Euro on Euro denominated debt in the quarter were the primary reasons for a $44.4 million or 31 percent reduction in total debt.  The Company has made it a priority to strengthen its financial position for future growth opportunities by reducing bank debt with its operating cash flow.  An additional $15.9 million repayment was made on August 2, 2005 on the price participation loan reducing the loan balance to $5.7 million.  This loan will be repaid in full by no later than October 2005.  The $48.0 million loan was used to purchase the Price Participation Rights from the vendors of the Neves-Corvo mine in late December 2004 and January 2005.

The realized copper price, including quotation period adjustments and hedging costs, averaged $1.43 per pound of copper sold in the second and first quarter compared to the LME average of $1.54 and $1.49, respectively.  The realized copper price remained flat in the second quarter as a result of higher hedging costs and positive quotation period adjustments in the first quarter relating to 2004 sales.

Selected Operating and Financial Data

The following annual and quarterly information is prepared in accordance with Canadian GAAP and denominated in US dollars, unless otherwise noted.

	Three Months Ended		Six Months Ended
	June 20	March 31	June 30
	2005	2005	2005
Concentrate produced (tonnes)	98,459	86,159	184,618
Milled (tonnes)	500,717	509,849	1,010,566
Average head grade	5.37%	4.75%	5.06%
Average copper concentrate grade	24.38%	26.07%	24.40%
Average plant recovery	89.37%	87.11%	88.24%

Net revenue ($000's) (Note 1)	58,767	63,412	122,179
Copper sold (000's of Ibs)	49,860	54,290	104,150
Net earnings for the period ($000's)	13,834	18,558	32,392

Earnings per share
- Basic (CDN$)	0.03	0.05	0.08
- Diluted (US$)	0.03	0.03	0.06
- Basic (CDN$)	0.03	0.05	0.08
- Diluted (US$)	0.03	0.03	0.06

Cash flow from operations ($000's)	34,244	19,810	54,054

Cash flow from operations per common share (US$) - basic	0.07	0.04	0.11
Cash flow from operations per common share (CDN$) - basic	0.09	0.05	0.13
Cash cost, net of by-products	0.73	0.76	0.75
Average realized copper price per Ib sold (Note 2)	1.43	1.43	1.43

	June 30	March 31	December 31
Financial Position - as at	2005	2005	2004
Cash and cash equivalent ($000's)	29,231	44,802	29,245
Long-term debt ($000's)	96,914	131,280	119,342
Shareholders' equity ($000's)	168,315	162,216	139,031

(1)

Net revenue is total revenue net of freight, insurance and smelter charges

(2)

Average realized copper price includes quotation period adjustments and hedging costs.

Copper production from the Neves-Corvo mine was ahead of plan at 24,000 tonnes from 501,000 tonnes of ore processed during the quarter compared to 21,000 tonnes of copper produced from 510,000 tonnes of ore processed in the first quarter. Second quarter copper production increased over the first quarter as a result of the improved copper head grade. The head grade increased from 4.73% in the first quarter to 5.36% in the second quarter and raised the year-to-date head grade to 5.04% copper.  The improved head grade in the second quarter combined with a consistent feed from the surface stockpiles resulted in a sharp improvement in the recovery.  Production at Neves-Corvo is on target for 2 million tonnes of annual throughput for 200 million pounds of contained copper.

Second quarter mine production was 495,000 tonnes as compared to 526,000 tonnes in the first quarter.  The lower production was due to the mine hoisting systems being out of service for ten days for annual maintenance.  A 60,000 tonne stockpile of ore was accumulated to minimize the effect of the maintenance activities.  Fewer tonnes were processed in the second quarter as the processing plant was also taken out of service for five days for planned maintenance.

As at June 30, 2005 the copper concentrate inventory was 15,100 tonnes as compared to 14,500 tonnes at the end of the first quarter 2005.

Net Revenue

Net revenue for the quarter totaled $58.8 million on sales of 49.9 million pounds of copper as compared to $63.4 million for the first quarter on sales of 54.3 million pounds of copper.  Fewer pounds were sold in the quarter due to the timing of shipments, which resulted in the deferral of some sales to the third quarter.  The net average realized copper price in the quarter was $1.43 per pound and was in-line with the average copper price realized for the first quarter.  The average LME copper price for the second quarter was $1.54 per pound compared to $1.48 in the first quarter.  The net average realized copper price takes into account $6.2 million on the settlement of copper option contracts totaling 6,894 tonnes at an average strike price of $1.13 per pound compared to hedging costs of $5.3 million recognized in the first quarter.

Operating Costs

Mine site operating costs were $26.8 million in the quarter compared to $30.1 million in the first quarter.  EuroZinc’s cash operating cost per pound was $0.73 in the quarter compared to a revised cash cost of $0.76 per pound in the first quarter.  The weakness of the Euro against the US dollar was a contributing factor in the decline in the cash cost per pound.  Also, the Company adopted the Brook Hunt standard for calculating cash, operating and total cost of production at the beginning of the second quarter.  First quarter cash costs were revised to conform to the Brook Hunt standard. In the first quarter profit-based royalty and mine closure costs were included as components of cash cost but under this method, mine closure costs were reclassified to production costs and profit-based royalty were reclassified to total cost.  These revisions resulted in a reduction in cash cost from $0.79 per pound, as previously reported, to $0.76 per pound.  Please refer to the non-GAAP performance measures section of the MD&A for the calculation of cash cost per pound.

Accretion of Asset Retirement Obligations

Accretion of asset retirement obligations (“ARO”) was $0.9 million in the quarter compared to $0.6 million in the first quarter relating to the liability accrued for future reclamation work at both the Neves-Corvo and the Aljustrel mines.  The increase in accretion expense was the result of a review conducted by an independent consulting engineer to determine the optimum life of mine plan (“LOM”) at the Neves-Corvo mine.  This review takes into account various factors such as long-term commodity prices, productivity, reserves and resources, long-term treatment and refining charges and commodity costs.  It was determined that based on the current assumptions the optimum LOM should be reduced from 2029 to 2022.  This change in estimate increased the present value of the asset retirement obligation by $7.3 million to $57.0 million resulting in a higher accretion and amortization of mineral properties.

The change in estimate should not be construed to mean that the Neves-Corvo mine life is only to the end of the year 2022 as the Neves-Corvo orebody has an excellent history of having geological resources converted to reserves since its startup in 1989.

Depreciation, Amortization and Depletion

Depreciation, amortization and depletion expense was $6.8 million in the quarter compared to $3.6 million in the first quarter.  The higher charge in the quarter was the result of the amortization rate being calculated on proven and probable reserves of 17.3 million tonnes compared to the first quarter in which proven, probable and 90 percent of the inferred of 34.8 million tonnes were used.

General and Administrative Expenses

General and administrative expenses consist of the cost of the Vancouver corporate office and Neves-Corvo’s Lisbon office.  General and administrative expenses were $1.7 million in the quarter compared to $1.2 million in the first quarter.  Higher costs in the quarter were primarily due to additional compliance costs associated with the Sarbanes-Oxley legislation and higher audit, tax and consulting fees.

Interest and Accretion of Long-Term Debt

Interest and accretion of long-term debt was $2.1 million in the quarter compared to $2.3 million in the first quarter.  Interest expense is expected to decrease for the remainder of 2005 as the price participation loan will be retired by no later than October 2005.

Financing Costs

Financing costs consist of banking and other fees relating to outstanding loans and the amortization of deferred financing costs.  Financing costs were $2.0 million in the quarter compared to $1.7 million in the first quarter.  The higher financing costs were primarily due to the increased amortization expense as a result of the accelerated repayment schedule to retire the price participation loan.

Other

Interest and other income consist of interest income, gain on the sale of fixed assets and miscellaneous incomes and receipts.  Interest and other income for the quarter was $1.8 million compared to $0.4 million the first quarter.

Gain on the settlement of debt was $1.6 million in the quarter compared to $Nil in the first quarter.  The Company negotiated a settlement with certain Aljustrel creditors holding $3.3 million of Aljustrel Production Liabilities for cash payments totaling $0.7 million.  The fair value of these liabilities was $2.4 million resulting in a $1.6 million settlement gain.

Derivative instruments comprised copper deferred puts and copper put and call options, interest rate swap agreements and foreign exchange contracts. The mark-to-market loss on derivative instruments was $1.6 million in the quarter compared to a gain of $0.1 million in the first quarter 2005.

Income Taxes

Provision for income taxes was $6.7 in the quarter compared to $5.8 million in the first quarter primarily from higher earnings at the Neves-Corvo.  Provision for future income taxes in the quarter was $0.4 million compared to $1.5 million due to temporary differences in the recognition of expenses for financial reporting and tax purposes.

Summary of Quarterly Results

In thousands of US dollars, except for per share amount

	2005		2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
				(Restated)	(Restated)
Revenues	58,767	63,412	54,445	60,571	5,536	-	-	-
Operating profit	24,224	29,144	26,552	26,932	2,833	-	-	-
Net income (loss)	13,834	18,558	5,018	11,322	1,414	(287)	(1,055)	(777)
Earnings (loss) per share - basic and diluted	0.03	0.04	0.01	0.02	0.01	-	(0.01)	(0.01)

NON-GAAP PERFORMANCE MEASURES

EuroZinc has included total cash cost per pound of copper data because it understands that certain investors used this information to assess the Company’s performance.  The inclusion of the cash cost per pound statistics enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities.  During the second quarter, EuroZinc amended its reporting of cash cost per pound of copper in accordance with the Brook Hunt standard of calculating total cash cost.  Adoption of this standard is voluntary, but EuroZinc understands that many companies in its peer group follow this standard when reporting the cash cost per pound data. Total cash cost per pound include operating costs such as mining, processing, administration, smelting and refining, transportation and shipping and the allocation of corporate administration less by-product credits, but exclude depreciation, amortization and depletion and provision for future reclamation expenditures.

The data is intended to provide additional information and should not be consideration in isolation or a substitute for measures of performance prepared in accordance with GAAP.  The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Reconciliation of total cash costs per pound to consolidated financial statements is as follows:

	Three months		Six months
	ended		ended
	June 30	March 31	June 30
In thousands of US dollars	2005	2005	2005

Operating costs	$26,776	$30,132	$56,908
Adjustments:
Profit-based royalty	(1,772)	(1,534)	(3,306)
Depreciation included in operating costs	(225)	(851)	(1,076)
Smelter and treatment charges	13,962	14,627	28,589
By-product credits	(2,277)	(926)	(3,203)
Total cash direct operating costs	$36,464	$41,448	$77,912

Pounds of copper sold (000's)	49,860	54,290	104,150

Total cash cost per pound sold	$0.73	$0.76	$0.75

LIQUIDITY AND CAPITAL RESOURCES

Historically, EuroZinc’s main sources of liquidity have been cash inflows from operating activities, various debt-financing activities and equity financings.

The Company regularly reviews its capital structure with an overall goal of lowering its cost of capital, while preserving the balance sheet strength and flexibility.  This is important due to the cyclical nature of commodity markets, and to ensure access to cash and the capital markets for strategic purposes.

Operating Activities

Operating cash flow is affected by the volume of copper sales, realized copper prices, and operating costs as well as movements in non-cash working capital.  The overall effect of changes in these principal factors and other factors was a $34.2 million operating cash flow in the quarter compared to $19.8 million in the first quarter.  The non-cash working capital items generated $11.9 million of cash in the quarter compared to a use of $6.8 million in the first quarter.

Investing Activities

The most significant ongoing investing activities are for capital expenditures at the mines.  During the quarter, the Company spent $7.3 million on equipment purchases and development expenditures at the Neves-Corvo mine and $1.0 million at the Aljustrel mine.

Financing Activities

The most significant financing activities in the quarter were repayments of debt obligations totaling $40.7 million and $3.8 million of proceeds from issuing capital stock on exercise of stock options and share purchase warrants.  The debts repayments combined with an 8.2% decline in the Euro currency resulted in total debt being reduced by $44.4 million or 31 percent for the quarter compared to the previous quarter.

As at the end of the second quarter the Company had cash and cash equivalent of $29.2 million, a $15.6 million decrease from the first quarter.  Working capital also decreased $22.8 million in the quarter to $1.3 million as the Company included a non-scheduled $20.0 million price participation loan repayment as a current liability. The decrease in cash and working capital was primarily due to a debt reduction strategy to strengthen the Company’s financial position for future business development activities.  The impact of this strategy decreased total debt by 31 percent in the second quarter to $96.9 million and strengthened the net debt to equity ratio from 0.59 to 1 ratio in the first quarter to 0.39 to 1 ratio in the second quarter.

The Company expects that, absent a material adverse change in a combination of these sources of liquidity, present levels of liquidity will be adequate to fund planned operational needs and capital expenditures for the next twelve months.  The Company continues to have no off-balance sheet arrangements.

Shareholders’ equity at June 30, 2005 was $168.3 million compared to $162.2 million at the end of the first quarter.  A total of 13.6 million shares were issued on exercise of stock options and share purchase warrants during the second quarter for proceeds $3.8 million.  An 8 percent decline in the Euro currency against the US dollar was the primary reason for a $11.6 million change in the currency translation account.

Outstanding Share Information

Common shares

533,007,430

Stock options

15,365,000

Share purchase warrants

14,795,005

Total

563,167,435

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and changes in those estimates could materially impact the Company’s financial statements.  The following accounting estimates are critical:

•

Amortization of property, plant and equipment and capitalized mining costs;

•

Impairment of long-lived assets;

•

Asset retirement obligations;

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Measurement of future income tax assets and the assessment of the need to record valuation allowances against those assets; and

•

Valuation of derivative instruments.

OUTLOOK

Management is focused on adding to its production base in a manner that is accretive to shareholders and by completing the development of the Neves-Corvo zinc zones and the conversion of the available tin circuit to a zinc circuit at an estimated capital cost of $5.2 million.  Management expects zinc production to commence in the second quarter 2006.  Concurrently, the Company is aggressively reducing its total debt from operating cash flows in order to strengthen its financial position to fund future growth opportunities.  Management expects to reduce net debt to under $35 million by 2005 year end as compared to $100 million at the beginning of 2005.

The Company updated the original Aljustrel feasibility study during the quarter to reflect more current metal prices, exchange rate projections and more current capital and operating costs.  The updated plan indicates that the Aljustrel project is technically feasible and all work in this regard has now been completed.  The update also indicates that at today’s metal prices the economics of the project are quite sound.  The reopening of the mine is however contingent on management establishing suitable agreements with labour and government on some outstanding key issues and establishing a suitable financing arrangement.    These issues must be addressed prior to a final decision being taken.  To date, progress has been made in discussions with the government. However, discussions with the employee representatives have been halted due to lack of progress

It is not the Company’s intent to finance this project by a share issue but rather through a mix of debt and a commercial arrangement with a third party.   As well, a partner in the project has not been ruled out as a possibility.   These matters are currently being explored with third parties.

The LME copper price began the second quarter at $1.54 per pound and declined to a low of $1.41 per pound on May 17, 2005 before reversing this trend to close at $1.63 per pound on June 30, 2005.. This trend continued into July to close at $1.71 per pound at the end of July.  Although this movement may not be indicative of future trends and volatility, the rise in copper prices coupled with the decline in the Euro currency will have a positive impact to the financial performance of the Neves-Corvo mine.  For every 1 percent decline in the Euro against the US dollar, operating costs will be reduced by approximately $0.7 million, and for every cent change in the price of copper will vary the monthly revenue by approximately $0.2 million.

The mark-to-market gain on the copper put and call options was $3.6 million for the six months ended June 30, 2005.  Over the next six months an additional non-cash mark-to-market gain of $11.0 million will be recorded; however, the gain will be offset by hedging costs on cash settlement of these monthly contracts.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2005, the Company has adopted Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities (“VIE”). The new standard establishes when a company should consolidate a VIE in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE’s expected losses, or is entitled to receive a majority of the VIE’s residual returns or both. The adoption of this guideline has not had a material impact on the accounts of the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward-looking statements.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.